SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(RULE 13e-4)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO. 1)

eBay Inc.

(Name of Subject Company (Issuer))

eBay Inc.

(Name of Filing Person (Offeror))

Options to Purchase Common Stock, Par Value $0.001 Per Share

With an Exercise Price Equal to or Greater Than $27.01 Per Share

(Title of Class of Securities)

27864210

(CUSIP Number of Class of Securities)

(Underlying Common Stock)

Michael R. Jacobson, Esq.

Senior Vice President, Legal Affairs, General Counsel and Secretary

eBay Inc.

2145 Hamilton Avenue

San Jose, California 95125

(408) 376-7400

(Name, Address and Telephone Number of Person Authorized to Receive

Notices and Communications on Behalf of the Filing Person)

With a copy to:

Robert A. Koenig, Esq.

Latham & Watkins LLP

140 Scott Drive

Menlo Park, California 94025

(650) 328-4600

Transaction Valuation*	Amount of Filing Fee**
$ 171,136,485	$ 9,549.42

*	Estimated solely for purposes of determining the filing fee. The calculation of the Transaction Valuation assumes that all outstanding options to purchase shares of eBay Inc. common stock that may be eligible for exchange in the offer will be exchanged pursuant to the offer. These options cover an aggregate of 57,333,362 shares of eBay Inc. common stock and have an aggregate value of $171,136,485 as of August 5, 2009, calculated using the Black-Scholes option pricing model.

**	The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #5 for fiscal year 2009, issued March 11, 2009, equals $55.80 per $1,000,000 of the aggregate amount of the Transaction Valuation. The Transaction Valuation set forth above was calculated for the sole purpose of determining the filing fee and should not be used for any other purpose.

☑	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $9,549.42	Filing Party: eBay Inc.
Form or Registration No.: Schedule TO	Date Filed: August 10, 2009

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☑	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Amendment No. 1 (this “Amendment No. 1”) amends and supplements the Tender Offer Statement on Schedule TO filed by eBay Inc. (“eBay”) with the Securities and Exchange Commission on August 10, 2009 (as amended, the “Schedule TO”). Pursuant to Rule 12b-15 under the Securities Exchange Act of 1934, as amended, this Amendment No. 1 amends and restates only the items and exhibits to the Schedule TO that are being amended and restated, and unaffected items and exhibits are not included herein.

This Schedule TO relates to a stock option exchange program (“option exchange”) pursuant to which eBay is offering certain employees the opportunity to exchange certain options (“eligible options”) to purchase up to an aggregate of 57,333,362 shares of eBay’s common stock, whether vested or unvested, that were granted under one of eBay’s existing equity incentive plans and have a per share exercise price equal to or greater than $27.01, as described in the Offer to Exchange Certain Outstanding Stock Options for Restricted Stock Units, Options or Cash Payments dated August 10, 2009 provided as Exhibit (a)(1)(i) (the “Offer to Exchange”) to the Schedule TO. Except as amended and supplemented hereby, all terms of the Offer and all disclosure set forth in the Schedule TO and the Schedules and Exhibits thereto, including the Offer to Exchange, remain unchanged. Capitalized terms used and not otherwise defined herein shall have the meanings assigned to such terms in the Offer to Exchange.

Page i of the Offer to Exchange is hereby amended and supplemented by deleting the following language that was previously included near the end of the second bullet point in the third paragraph:

“…or this offer is prohibited under local regulations….”

Page iv of the Offer to Exchange is hereby amended and supplemented by deleting the following language that was previously included as the first full paragraph:

“WE ARE NOT MAKING THIS OFFER TO, NOR WILL WE ACCEPT ANY ELECTION TO EXCHANGE OPTIONS FROM OR ON BEHALF OF, OPTION HOLDERS IN ANY JURISDICTION IN WHICH THIS OFFER OR THE ACCEPTANCE OF ANY ELECTION TO EXCHANGE OPTIONS WOULD NOT BE IN COMPLIANCE WITH THE LAWS OF THAT JURISDICTION. HOWEVER, WE MAY, AT OUR DISCRETION, TAKE ANY ACTIONS NECESSARY OR DESIRABLE FOR US TO MAKE THIS OFFER TO OPTION HOLDERS IN ANY SUCH JURISDICTION.”

Page 56 of the Offer to Exchange is hereby amended and supplemented by deleting the following language that was previously included as the last sentence in the first full paragraph under Section 18 (“Miscellaneous”):

“If, after such good faith effort, we cannot comply with such law, the offer will not be made to, nor will any eligible options be accepted from the option holders employed by us in such jurisdiction.”

Item 4. Terms of the Transaction and Item 11. Additional Information

Items 4 and 11 of the Schedule TO are hereby amended and supplemented by deleting the following language that was previously included as the second full paragraph under Section 13 (“Legal Matters; Regulatory Approvals”) on page 52 of the Offer to Exchange:

“If we are prohibited by applicable laws or regulations from granting new RSUs, new options or cash payments on the grant date, we will not grant such new RSUs, new options or cash payments. We are unaware of any such prohibition at this time, and we will use reasonable efforts to effect the grant, but if the grant is prohibited on the grant date we will not grant the new RSUs, new options and cash payments and you will not receive any other benefit for the options you tendered and your eligible options will not be accepted for exchange.”

Item 4. Terms of the Transaction and Item 7. Source and Amount of Funds or Other Consideration

Items 4 and 7 of the Schedule TO are hereby amended and supplemented by replacing in its entirety the last bullet point in the first paragraph that was previously included under Section 7 (“Conditions to the Offer”) on page 43 of the Offer to Exchange with the following:

“any rules or regulations by any governmental authority, Nasdaq, or other regulatory or administrative authority or any national securities exchange have been enacted, enforced, or deemed applicable to eBay that directly or indirectly challenge the making of this Offer to Exchange, the acquisition of some or all of the options elected for exchange pursuant to this Offer to Exchange or the issuance of new RSUs, new options and/or cash payments pursuant to this Offer to Exchange.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 25, 2009	eBay Inc.

	By:	/s/ Brian H. Levey
Brian H. Levey
Vice President, Deputy General Counsel and Assistant Secretary